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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person: Vaughn Nelson, 354 Quail Nest, Farmington, UT 84025
2.   Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: 10/2000
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner (X) Other
     Title: (1) See Explanation Below
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): 10/13/2000
3. Transaction Code:    Code:  J (2) See Explanation Below
4. Securities Acquired (A) or Disposed of (D):     D  Amount:  2,724,000
5. Amount of Securities Beneficially Owned at End of Month: 101,000
6. Ownership Form:  Direct (D) or Indirect (I):  D
7. Nature of Indirect Beneficial Ownership: N/A

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: Non-qualified Stock Option
2. Conversion or Exercise Price of Derivative Security: $1.50/share
3. Transaction Date (Month/Day/Year):  10/13/2000
4. Transaction Code: J (3) See Explanation Below
5. Number of Derivative Securities Acquired (A) or Disposed of (D): D 250,000
6. Date Exercisable and Expiration Date (Month/Day/Year): 10/18/99 - 10/18/01
7. Title and Amount of Underlying Securities: 250,000
8. Price of Derivative Security: $1.50/share
9. Number of Derivative Securities Beneficially Owned at End of Month: -0-
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):  D
11. Nature of Indirect Beneficial Ownership:  N/A

Explanation of Responses:
(1) The reporting person is no longer an officer, director, or 10% owner
(2) Under a plan of recapitalization, the reporting person submitted 2,724,000 shares of common stock for cancellation.
(3) Under a plan of recapitalization, the reporting person submitted an option to acquire 250,000 shares of common stock for cancellation.


Signature of Reporting Person:__________________________
Date:     11/15/2000              Vaughn Nelson